United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press release

Vale signs definitive agreement on PTVI divestment

Rio de Janeiro, February 26th, 2024 – Vale S/A (“Vale” or “Company”) informs that Vale Canada Limited (“VCL”) signed a Definitive Agreement with PT Mineral Industri Indonesia (“MIND ID”) and Sumitomo Metal Mining Co., Ltd. (“SMM”) regarding the divestment obligation of PT Vale Indonesia Tbk (“PTVI”).

For its stake, VCL will receive approximately US$160 million1 in cash upon closing of the transaction, which is expected to happen before the end of 2024, after the satisfaction of customary closing conditions.

Once completed, the transaction fulfils Indonesia’s divestment obligations and satisfies a key condition for PTVI to extend the life of its mining license through the issuance of a Special Mining Business License (IUPK). Following transaction closure, VCL will maintain significant economic exposure to PTVI as a non-operated joint venture and will continue to provide strong governance through the Board of Commissioners.

Upon completion of the transaction, VCL, SMM and MIND ID will hold approximately 33.9%, 11.5% and 34.0% of PTVI, respectively. Approximately 20.6% will continue to be held by the public on the Indonesia Stock Exchange.

Vale remains steadfast in its commitment to growing regional opportunities for the responsible production of low-carbon nickel, copper, and other metals critical for the energy transition.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 Considering IDR 15,600/USD and agreed share price of IDR 3,050/share.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 26, 2024		Director of Investor Relations